KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

Bridge Pointe Corporate Centre

4810 Eastgate Mall

San Diego, California 92121

April 22, 2009

Via Facsimile and EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Facsimile:  703-813-6986

Attention:	Ms. Jessica Plowgian, Attorney-Adviser
Ms. Celeste Murphy, Legal Branch Chief

Re:                             Kratos Defense & Security Solutions, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 15, 2009

File No. 0-27231

Ladies and Gentlemen:

Kratos Defense & Security Solutions, Inc. (the “Company”) hereby encloses its response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 17, 2009 (the “Staff Letter”) with respect to the Company’s preliminary proxy statement filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2009.  In delivering such response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the of the United States.

Please contact the undersigned at (858) 812-7300, or Taylor Stevens at Morrison & Foerster LLP at (858) 720-5138, with any questions you may have.

Very truly yours,

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ ERIC M. DEMARCO
Eric M. DeMarco,
President and Chief Executive Officer

	12531 HIGH BLUFF DRIVE	MORRISON & FOERSTER LLP
SUITE 100
	SAN DIEGO, CALIFORNIA	NEW YORK, SAN FRANCISCO,
	92130-2040	LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.
TELEPHONE: 858.720.5100
	FACSIMILE: 858.720.5125	NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK
WWW.MOFO.COM
TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

April 22, 2009		Writer’s Direct Contact
858.720.5138
TStevens@mofo.com

Via Facsimile and EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Facsimile:  703-813-6986

Attention:	Ms. Jessica Plowgian, Attorney-Adviser
Ms. Celeste Murphy, Legal Branch Chief

Re:                               Kratos Defense & Security Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2009
File No. 0-27231

Dear Ms. Plowgian and Ms. Murphy:

Reference is made to the Preliminary Proxy Statement on Schedule 14A filed by our client, Kratos Defense & Security Solutions, Inc. (the “Company”), on April 15, 2009 (the “Preliminary Proxy Statement”).  This letter is being provided in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 17, 2009 (the “Staff Letter”) with respect to the Preliminary Proxy Statement.  The comments given by the Staff have been incorporated into this response letter for your convenience.

Staff Comments and Company Responses:

General

1.                                      We note in your preliminary proxy statement that you do not intend to issue fractional shares in connection with your proposed reverse stock split.  We also note the recent disclosure in your annual report on Form 10-K filed on March 10, 2009 that you had 509 record holders of your common stock as of March 6, 2009.  Based on your disclosures, it is possible that your proposed transaction may implicate the rules relating to going private transactions.  Please advise us of your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to your proposed reverse stock split and explain the basis for your statement on page 18 regarding your expectations that the number of stockholders of record after the split will be approximately 500.  Please revise your preliminary proxy statement to either disclose your analysis as to why Rule 13e-3 is not implicated or, alternatively, to provide all additional disclosures required under Rule 13e-3.

The Company acknowledges the Staff’s comment and respectfully notes that the proposed reverse stock split (the “Reverse Split”) does not implicate Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

The Reverse Split does not have a reasonable likelihood, or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) of the Exchange Act.  In particular, the Reverse Split will not result in the Company’s common stock (the “Common Stock”) to become eligible for termination of registration under Rule 12g-4 of the Exchange Act because (i) the number of record holders of the Company following the Reverse Split shall not be reduced to less than 300 persons and (ii) the total assets of the Company have exceeded $10 million on the last day of each of the Company’s most recent three fiscal years.

The Reverse Split will also not (i) result in the Common Stock to become eligible for termination of registration under Rule 12h-6 of the Exchange Act or (ii) cause the reporting obligations with respect to the Common Stock to become eligible for termination under Rule 12h-6 of the Exchange Act because the Company is not a foreign private issuer.

Further, the Reverse Split will not cause the reporting obligations with respect to the Common Stock to become eligible for suspension under Rule 12h-3 of the Exchange Act because (i) as previously stated in the second paragraph above, the number of record holders of the Company following the Reverse Split shall not be reduced to less than 300 persons and the total assets of the Company have exceeded $10 million on the last day of each of the Company’s most recent three fiscal years and (ii) the Common Stock has not been deregistered pursuant to Section 12(d) of the Exchange Act.  In addition, Section 15(d) is inapplicable as the Common Stock is registered and will continue to be registered following the Reverse Split pursuant to Section 12 of the Exchange Act.

In addition to the foregoing, the Reverse Split also qualifies as an exception to the provisions of Rule 13e-3 of the Exchange Act pursuant to Rule 13e-3(g)(2).  In particular, (i) the Common Stock will have substantially the same rights before and after the split, including with respect to voting, dividends, redemption and liquidation rights; (ii) the Common Stock is registered pursuant to Section 12 of the Exchange Act; and (iii) the Common Stock will continue to be listed on the Nasdaq Global Select Market following the Reverse Split.

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The Company’s statement on page 18 of the Preliminary Proxy Statement regarding its expectation that the number of stockholders of record after the Reverse Split will be approximately 500 is based on the fact that, according to the stock records of the Company’s transfer agent, (i) there were 511 stockholders as of April 5, 2009, the record date, and (ii) of those 511 stockholders, 8 stockholders held fewer than 20 shares of Common Stock and 3 stockholders held exactly 20 shares. As such, the Company believes that the number of stockholders of record following the Reverse Split will be approximately 500.

In response to the Staff’s comment for disclosure regarding whether Rule 13e-3 of the Exchange Act is implicated, the Company proposes to include the revised disclosure shown on Appendix A hereto on page 18 of its Definitive Proxy Statement, to be filed on or prior to Monday, April 27, 2009.

*                              *                              *

The Company respectfully requests the Staff’s assistance in completing the review of the Preliminary Proxy Statement as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 720-5138.

Yours very truly,

/s/ TAYLOR STEVENS

Taylor Stevens
tstevens@mofo.com
(858) 720-5138

cc:	Eric DeMarco, Kratos Defense & Security Solutions Inc.
Scott Stanton, Esq., Morrison & Foerster
Neeta S. Toprani, Esq., Morrison & Foerster

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APPENDIX A

PROPOSED DISCLOSURE FOR DEFINITIVE PROXY STATEMENT

authorized shares of Common Stock will not be reduced, the Reverse Stock Split will increase the Board's ability to issue authorized and unissued shares without further stockholder action. After the Reverse Stock Split, the number of authorized shares of Common Stock will be 195,000,000 shares and the number of unissued shares of Common Stock would be approximately 182,016,781 shares if the ratio selected by the Board is 1-for-10, and approximately 188,508,390 shares if the ratio selected by the Board is 1-for-20. We do not have any current plans, proposals or arrangements (written or otherwise) to issue any additional shares other than pursuant to equity plans currently in existence.

Based upon the total number of our issued and outstanding shares of Common Stock and Preferred Stock as of April 5, 2009, the following table illustrates the approximate effects of various Reverse Stock Split Ratios on the post-split numbers of issued and outstanding shares:

	Common Stock(1)	Common Stock issuable upon the Conversion of Series B Preferred Shares	Total Outstanding As-Converted Shares of Common Stock
Outstanding Shares as of April 5, 2009	129,832,190	1,000,000	130,832,190
1 for 10 Reverse Stock Split	12,983,219	100,000	13,083,219
1 for 11 Reverse Stock Split	11,802,926	90,909	11,893,835
1 for 12 Reverse Stock Split	10,819,349	83,333	10,902,682
1 for 13 Reverse Stock Split	9,987,091	76,923	10,064,014
1 for 14 Reverse Stock Split	9,273,727	71,428	9,345,156
1 for 15 Reverse Stock Split	8,655,479	66,666	8,722,146
1 for 16 Reverse Stock Split	8,114,511	62,500	8,177,011
1 for 17 Reverse Stock Split	7,637,187	58,823	7,696,011
1 for 18 Reverse Stock Split	7,212,899	55,555	7,268,455
1 for 19 Reverse Stock Split	6,833,273	52,631	6,885,904
1 for 20 Reverse Stock Split	6,491,609	50,000	6,541,609

(1) The post-split share numbers are approximate due to the rounding down of fractional share amounts that will occur in connection with a Reverse Stock Split.

In addition to the reduction in the total number of outstanding shares set forth in the preceding table, the principal effects of the Reverse Stock Split will be that:

- proportionate adjustments will be made to the per-share exercise price and the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase shares of Common Stock, which will result in approximately the same aggregate price being required to be paid for such options upon exercise immediately preceding the Reverse Stock Split;
- proportionate adjustments will be made to the number of shares of Series C Preferred Stock that will be purchasable upon the exercise of the rights granted to holders of Common Stock pursuant to our Stockholder Rights Agreement; and
- the number of shares reserved for issuance under our existing stock option plans and employee stock purchase plans will be reduced proportionately.

In addition, the Reverse Stock Split will increase the number of holders of our Common Stock who own odd lots (less than 100 shares). Stockholders who hold odd lots typically may experience an increase in the cost of selling their shares and may have greater difficulty in effecting sales. The number of stockholders of record after the split is expected to be approximately 500.

No Going Private Transaction

The Reverse Stock Split is not intended as, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Exchange Act. Following the split, we will continue to be subject to the periodic reporting requirements of the Exchange Act.

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